EXHIBIT 99.1

Telesystem International Wireless Corporation N.V.

CONSOLIDATED BALANCE SHEETS [note 1]

	September 30,	December 31,
(in thousands of U.S. dollars)	2002	2001

	[unaudited]	[Note 1]
ASSETS [Note 1]
Current assets
Cash and cash equivalents	59,337	167,052
Trade debtors	47,410	90,106
Inventories	17,944	26,032
Prepaid expenses	23,007	22,668
Other current assets	14,839	22,430

Total current assets	162,537	328,288

Fixed assets
Goodwill and licenses	146,493	311,216
Tangible assets	970,744	1,160,640
Investments and other assets	108,566	9,067
Deferred assets	17,962	18,029
Other non-current assets	—	18,344

Total fixed assets	1,243,765	1,517,296

Total assets	1,406,302	1,845,584

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY
Current liabilities
Trade creditors and accruals	109,383	167,817
Deferred revenues	30,885	34,002
Amounts due to related parties	956,273	954,598
Current portion of long-term debt	—	77,297

Total current liabilities	1,096,541	1,233,714

Long-term liabilities
Long term debt	690,208	773,405
Share of liabilities of certain investees	4,398	5,317
Deferred income taxes	5,038	—
Other non-current liabilities	10,437	7,370

Total long-term liabilities	710,081	786,092

See next page

Telesystem International Wireless Corporation N.V.

CONSOLIDATED BALANCE SHEETS [note 1] (cont’d)

	September 30,	December 31,
(in thousands of U.S. dollars)	2002	2001

	[unaudited]	[Note 1]
Total liabilities	1,806,622	2,019,806

Shareholders’ deficiency
Share capital	43,268	39,006
Share premium	280,879	285,141
Deficit	(999,262)	(838,444)
Foreign currency translation reserve [Note 3]	2,088	(83,353)

Total Shareholders’ deficiency	(673,027)	(597,650)

Minority interest	272,707	423,428

Total group equity	(400,320)	(174,222)

Total liabilities and shareholders’ equity	1,406,302	1,845,584

Contingency [Note 1]

Telesystem International Wireless Corporation N.V.

CONSOLIDATED STATEMENTS OF LOSS [UNAUDITED]

	Nine months ended September 30,

(in thousands of U.S. dollars)	2002	2001

Revenues	642,645	612,645
Cost of revenues	238,734	244,173
Selling, general and administrative expenses	166,760	185,120
Depreciation and amortization	145,265	139,094

Operating income	91,886	44,258
Interest expense	(70,958)	(121,566)
Interest income	10,031	18,292
Impairment of investment [Note 7]	(158,851)	—
Gain (loss) on investments	(656)	306,373
Foreign exchange loss	(93)	(53,715)
Expenses related to extinguishment of debt [Note 6]	(10,100)	—

Income (loss) from continuing operations before income taxes and minority interest	(138,741)	193,642
Income tax expense (recovery)	26,369	(5,486)

Income (loss) from continuing operations before minority interest	(165,110)	199,128
Minority interest	4,292	33,109

Income (loss) from continuing operations	(160,818)	232,237
Loss from discontinued operations	—	(443,758)

Net loss	(160,818)	(211,521)

See accompanying notes

Telesystem International Wireless Corporation N.V.

CONSOLIDATED STATEMENTS OF CASH FLOW [UNAUDITED]

	Nine months ended September 30,

(in thousands of U.S. dollars)	2002	2001

OPERATING ACTIVITIES
Income (loss) from continuing operations	(160,818)	232,237
Depreciation and amortization	145,265	139,094
Accreted interest on long-term debt	1,984	1,750
Impairment of investment	158,851	—
Minority interest	(4,292)	(33,109)
Gain (loss) on investments	656	(306,373)
Changes in operating assets and liabilities	(124,364)	85,910

Cash provided by (used in) operating activities	17,282	119,509

INVESTING ACTIVITIES
Tangible fixed assets	(174,416)	(212,292)
Business acquisition, MobiFon	—	(23,239)
Proceeds from sale of Americel and Telet	—	153,311
Investments	—	8,139

Cash used in investing activities	(174,416)	(74,081)

FINANCING ACTIVITIES
Addition to cash and cash equivalents – restricted	—	(66,525)
Increase in bank loans	—	5,540
Issuance of subsidiaries’ shares to minority interest	29,930	50,303
Subsidiaries’ dividends paid to minority interest	(9,806)	—
Proceeds from long-term debt	303,150	109,511
Repayment from long-term debt	(267,207)	—
Deferred financing costs	(7,790)	—

Cash provided by financing activities	48,277	98,829

Net effect of exchange rate translation on cash and cash equivalents	1,142	(30,968)

Cash provided by (used in) continuing operations	(107,715)	113,289
Cash used in discontinued operations	—	(216,751)

Cash and cash equivalents, beginning of period	167,052	242,084

Cash and cash equivalents, end of period	59,337	138,622

See accompanying notes

Telesystem International Wireless Corporation N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

September 30, 2002
(All tabular amounts are in thousands of US dollars)

Note 1

BASIS OF PRESENTATION AND GOING CONCERN UNCERTAINTY
These unaudited consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles in the Netherlands for interim financial statements and are based upon accounting policies and methods consistent with those used and described in the annual financial statements. These interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These financial statements should be read in conjunction with the most recent annual financial statements. In the opinion of management, all adjustments of a normally recurring nature considered necessary for a fair presentation have been included. Operating results for the nine-month period ended September 30, 2002 are not necessarily indicative of the results that may be expected for the year ended December 31, 2002.

The consolidated balance sheet as at December 31, 2001 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by GAAP for complete financial statements.

Due to the maturity of the Company’s parent’s, Telesystem International Wireless Inc., (“TIW”) corporate credit facility and 14% Senior Guaranteed Notes on June 30, 2003 and December 31, 2003, respectively, the committed cash obligations of the Company for the upcoming twelve months exceed the committed sources of funds and the Company’s cash and cash equivalents on hand. In addition, it will be necessary for TIW to comply with covenants to have access to its financing arrangements according to the terms of the related agreements. As previously reported, there is a significant uncertainty as to whether TIW will have the ability to continue as a going concern. TIW continues to review opportunities to refinance or amend the terms of its corporate credit facility, raise new financing and sell assets. Since the Company depends on continued support from TIW, acts as co-borrower in the corporate credit facility and as Guarantor of 14% Senior Guaranteed Notes (the “14% Notes”) issued by TIW, there is significant uncertainty as to whether the Company will have the ability to continue as a going concern. [See Note 5].

The consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue in operation for the foreseeable future and will also be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company not be successful in its efforts to refinance subordinated debt, amend its debt agreements, raise new financing and sell assets.

Note 2

INCOME TAXES
The Company has recorded an income tax expense of $26.4 million for the nine month periods ended September 30, 2002. This amount primarily relates to the Company’s operating subsidiary, MobiFon S.A., which has generated net income and has utilized all its net operating loss carryforwards.

Note 3

FOREIGN CURRENCY
The increase in the foreign currency translation reserve account of $85.4 million net of minority interest, reported as a component of shareholders’ equity, as compared to December 31, 2001 is mainly explained by the appreciation of the Czech Koruna during the period of $3.1 million, less $34.7 million related to the devaluation of the Brazilian real during the period ended June 30, 2002 and the realization of the cumulative adjustment losses related to Brazil of $118.5 million during the second quarter of 2002 [see Note 7]. The exchange rate was 35.587 Czech Koruna for one U.S. dollar and 30.769 Czech Koruna for one U.S. dollar as at December 31, 2001 and September 30, 2002, respectively. The exchange for the Brazilian real was 2,310 for one U.S. dollar and 2.817 for one U.S. dollar as at December 31, 2001 and September 30, 2002, respectively.

Telesystem International Wireless Corporation N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

September 30, 2002
(All tabular amounts are in thousands of US dollars)

Note 3

FOREIGN CURRENCY (CONT’D)
In addition, to manage a portion of its Euro based borrowing exposure, the Company’s operating subsidiary Cesky Mobil a.s., entered into a six-month Euro to Koruna cross currency swap arrangement for €60.0 million ($59.2 million) on May 11, 2002. The change in fair value of this instrument, amounting to $1.0 million, is included in current liabilities and this unrealized loss had been reflected in income against the change in carrying value of the related debt of €60.0 million.

Note 4

DISTRIBUTION FROM MOBIFON S.A. (“MOBIFON”)
On October 30, 2002, the shareholders of MobiFon approved distributions of up to $38.8 million by means of a share repurchase. Shareholders can tender their shares between October 30, 2002 and June 30, 2003 in order to realize their pro-rata share of this distribution amount of which ClearWave’s share is $24.6 million. A first distribution of $16.6 million was paid on October 30, 2002, of which $15.8 million was paid to ClearWave. MobiFon’s shareholders are expected, but not required, to participate pro-rata in the share repurchase. Accordingly, the Company’s direct ownership of MobiFon may vary between 28.4% and 29.1%, the parent’s ultimate ownership may vary from 53.4% and 54.8%, throughout the tender period, depending on the timing and the extent of each shareholder’s participation in the repurchase.

Note 5

TIW CORPORATE CREDIT FACILITY
On December 6, 2002, TIW extended the maturity of its Senior Secured Corporate Credit Facility to June 30, 2003. The extension was conditional on the repayment of $10 million on signing of the definitive agreement, $5 million by December 31, 2002, and $5 million by March 31, 2003 as a result of the repayment described above, the amount available and outstanding on the TIW’s corporate credit facility, where TIWC acts as co-borrower, is $47.4 million as at December 31, 2002. Under the terms of the facility, any amount received by the Company and flowing from dividends paid by its Central and Eastern European operations, other than amounts representing operational and investment requirements of the Company and ClearWave to June 30, 2003, will be used to further reduce the amount outstanding on the corporate facility. The facility is secured by substantially all assets of the Company.

Note 6

LONG-TERM CREDIT FACILITY IN MOBIFON
On August 27, 2002, MobiFon closed a $300 million senior loan facility. This new facility is composed of two tranches. Tranche I consists of a term loan of $238 million, fully drawn as at September 30, 2002, for which the proceeds were used to repay the interest and principal balance of the syndicated senior credit facilities entered into in 1997 and 1999. Tranche II consists of a term loan of up to $62 million of which $17 million was drawn as at September 30, 2002. Each tranche is repayable in quarterly installments starting in January 2004 and maturing in October 2008. The interest rate on the facility is LIBOR + 3.5% up to December 31, 2003. Thereafter, the interest rate will range from LIBOR + 2.5% to LIBOR + 4.0% depending on certain financial ratios, including debt and capital ratios. As permitted by the loan agreement, the LIBOR portion of the interest rates on $87.3 million of Tranche I and $6.2 million of Tranche II have been fixed at 3.64% and 3.52%, respectively.

Telesystem International Wireless Corporation N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

September 30, 2002
(All tabular amounts are in thousands of US dollars)

Note 6

LONG-TERM CREDIT FACILITY IN MOBIFON (CONT’D)
In October 2002, MobiFon also entered into interest rate swap arrangements on notional principal amounts of $100 million and $30 million whereby the LIBOR portion of the interest on the related loan principal has been effectively fixed at 3.6% and 3.7%, respectively. During the nine-month period ended September 30, 2002, MobiFon has deferred financing costs in the amount of $7.8 million relating to the new senior facility. Under the facility, MobiFon must comply with certain affirmative covenants such as the maintenance of certain financial covenants and ratios, including debt and capital ratios.

The facility also contains customary negative covenants and mandatory prepayment provisions which, among other things, limit MobiFon’s ability to create liens, dispose of assets or make distributions not provided for by the facility. The facility allows for distributions of cash provided from operations net of capital expenditures and scheduled debt service subject to MobiFon meeting certain financial ratios and maintaining minimum cash balances. To the extent such ratios are not met, a portion or all of these cash flows may be required to be used for mandatory prepayments of the facility. The facility is collateralized by a pledge of the Company’s and of the minority interests’ shares in MobiFon and by substantially all of the assets of MobiFon.

In connection with the early extinguishment of the syndicated senior credit facilities, unamortized deferred financing costs in the amount of $5.2 million and additional interest paid and cancellation fees totaling $4.9 million have been presented separately as expenses related to extinguishment of debt in the consolidated statement of loss due to their unusual nature.

Note 7

BRAZILIAN ACTIVITIES TO BE DISPOSED OF
On March 5, 2002 TIW adopted a formal plan to dispose of its Brazilian cellular operations by way of a sale of its equity interest within the next twelve months. Subsequent to March 31, 2002, there has been a significant deterioration in the value of the Brazilian real relative to the U.S. dollar and in the trading value of shares of the Company’s Brazilian cellular operations and those of other wireless telecommunications companies in Brazil. In light of these sustained declines up to September 30, 2002, the Company recorded an impairment of investment of $158.9 million. Of this amount, $155.3 million consists of foreign exchange translation losses related to these investments of which $86.2 million were already recorded as a reduction of shareholders’ equity as of December 31, 2001. The value of the Company’s Brazilian assets remains subject to periodic reassessments to the date of disposal.

Several legal proceedings related to the Company’s Brazilian activities have been ongoing since July 2000 when the Company and other partners initiated legal proceedings in order to invalidate certain changes to the ownership structure of Telpart effected by one of the partners which, according to the Company and other partners, contravened the general telecommunications law and breached certain agreements. Although, the Company occupies one of three seats on Telpart’s Board of Directors, during the quarter, the Company ceased to have board representation at Telpart’s subsidiaries as a result of legal proceedings which the Company is vigorously contesting. The Company maintains that it has the legal right to joint control over these investments and is still pursuing legal proceedings to enforce this right but for which final judgments have not yet been issued. In light of these changes, the Company has ceased to proportionately account for these operations and accounts for its investment using the equity method starting July 1, 2002.

Telesystem International Wireless Corporation N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

September 30, 2002
(All tabular amounts are in thousands of US dollars)

Note 8

U.S. GAAP
The following material adjustments would be required to conform with accounting principles generally accepted in the United States [“U.S. GAAP”]. Except for the items described in [a], [b] and [c] below, information on the nature of these adjustments is described in Note 14 of the Company’s 2001 consolidated financial statements.

U.S. GAAP
Reconciliation of consolidated net loss and comprehensive loss

	Nine months ended
	September 30,

	2002	2001

	$	$
Net loss under Dutch GAAP	(160,818)	(211,521)
Gain on disposition of ClearWave shares	—	(205,172)
Amortization of goodwill [b]	2,100	—
Minority interest [b]	(1,145)	—
Discontinued operation – Brazil	(36,483)	—

Net loss under US GAAP	(196,346)	(416,693)
Other comprehensive loss:
Change in fair value of interest swap cash flow hedges	236	(6,285)
Foreign currency translation adjustment	112,591	14,465

Comprehensive loss under U.S. GAAP	(83,519)	(408,513)

Reconciliation of consolidated cash flows

	Nine months ended September 30,

	2002	2002	2002	2001

	Dutch
	GAAP	Adjustments	U.S. GAAP	U.S. GAAP

	$	$	$	$
Cash provided by (used in):
Operating activities	17,282	(23,827)	(6,545)	89,257
Investing activities	(174,416)	7,968	(166,448)	(17,291)
Financing activities	48,277	16,709	64,986	74,460
Net effect of exchange rate translation	1,142	—	1,142	(939)
Cash used in discontinued operations	—	(850)	(850)	(216,751)

Increase in cash and cash equivalents	(107,715)	—	(107,715)	(71,264)

Telesystem International Wireless Corporation N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

September 30, 2002
(All tabular amounts are in thousands of US dollars)

Note 8
U.S. GAAP (CONT’D)

Reconciliation of consolidated balance sheets

	September 30,		December 31,

	2002	2002	2001

	Dutch GAAP	U.S. GAAP	U.S. GAAP

	$	$	$
ASSETS
Current assets
Cash and cash equivalents	59,337	59,314	56,884
Trade debtors	47,410	47,232	46,757
Inventories	17,944	17,944	15,385
Prepaid expenses	23,007	23,007	21,409
Other current assets	14,839	15,017	14,547

Total current assets	162,537	162,514	154,982

Goodwill	50,507	52,607	52,606
Tangible assets and licenses	1,066,730	1,066,730	968,753
Investments and other assets	108,566	104,013	176,641
Other non-current assets	17,962	17,962	16,851

Total assets	1,406,302	1,403,826	1,369,833

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY
Current liabilities
Trade creditors and accruals	109,383	109,225	97,300
Deferred revenues	30,885	30,885	32,370
Amounts due to related parties	956,273	956,273	954,598
Current portion of long-term debt	—	—	41,252

Total current liabilities	1,096,541	1,096,383	1,125,520

Long-term liabilities
Long-term debt	690,208	690,208	580,271
Share of liabilities of certain investees	4,398	—	—
Deferred income taxes	5,038	5,038	—
Other non-current liabilities	10,437	41,938	25,942
Minority interest	—	247,711	233,176

Total long-term liabilities	710,081	984,895	839,391

Shareholders’ deficiency [Note 7]
Share capital	43,268	41,122	41,122
Share premium	280,879	283,025	283,025
Contributes surplus	—	205,172	205,172
Deficit	(999,262)	(1,202,334)	(1,007,133)
Other comprehensive income
Cumulative translation adjustment	2,088	2,088	(110,503)
Fair value of derivative instruments	—	(6,525)	(6,761)

Total shareholders’ deficiency	(673,027)	(677,452)	(595,078)
Minority interest	272,707	—	—

Total group deficiency	(400,320)	(677,452)	(595,078)

Total liabilities and shareholders’ equity	1,406,302	1,403,826	1,369,833

Telesystem International Wireless Corporation N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

September 30, 2002
(All tabular amounts are in thousands of US dollars)

Note 8
U.S. GAAP (CONT’D)

[a]	Amortization of goodwill

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Tangible Assets. Under the new standard, goodwill is no longer amortized. Effective January 1, 2002, the Company has adopted Statement 142 and applied its recommendations prospectively. Whereas under Dutch GAAP, the goodwill is still amortized.

[b]	Brazilian activities

The Company has ceased to proportionately account for the Brazilian activities as at June 30, 2002, and accounts for its investment using the equity method starting July 1, 2002. Whereas under US GAAP, the equity method was used.

[c]	Extraordinary items

The Company has decided to early adopt SFAS 145, Rescission of FASB statement No. 4, 44 and 64, Amendment of FASB statement No. 13 and Technical Corrections. As a result, gains and losses from extinguishment of debt, restructuring and forgiveness should be classified as extraordinary items only if they meet the criteria in APB 30. Consequently, the loss incurred in 2002 related to the early extinguishment of MobiFon’s syndicated senior credit facility was also reported as income from continuing operations as a result of the early adoption of SFAS 145. The Company has determined that these gains or losses do not qualify as extraordinary gains or losses.

Telesystem International Wireless Corporation N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

September 30, 2002
(All tabular amounts are in thousands of US dollars)

Note 9
SEGMENTED INFORMATION FROM CONTINUING OPERATIONS

	9 months ended September 30, 2002 [Unaudited]

	Brazil	Romania	Czech Republic
	Cellular	Cellular	Cellular	Corporate & Other	Total

	$	$	$	$	$
	[Note 7]
Revenues
Services	134,737	311,510	159,074	—	605,321
Equipment	9,916	15,342	12,066	—	37,324

	144,653	326,852	171,140	—	642,645
Cost of services	39,119	59,014	84,965	—	183,098
Cost of equipment	13,712	26,775	15,149	—	55,636
Selling, general and administrative expenses	39,910	68,224	58,120	506	166,760

Operating income (loss)before depreciation and amortization	51,912	172,839	12,906	(506)	237,151
Depreciation and amortization	33,084	64,624	47,557	—	145,265

Operating income (loss)	18,828	108,215	(34,651)	(506)	91,886

Acquisition of tangible fixed assets including unpaid acquisitions	7,968	59,363	70,092	—	137,423

Tangible assets, goodwill and licenses as at September 30, 2002 and December 31, 2001	—	532,389	584,835	13	1,117,237

Total assets of continuing operations as at September 30, 2002 and December 31, 2001	—	667,162	628,304	12,383	1,307,849

[Additional columns below]

[Continued from above table, first column(s) repeated]

	9 months ended September 30, 2001 [Unaudited]

	Brazil	Romania	Czech Republic
	Cellular	Cellular	Cellular	Corporate & Other	Total

	$	$	$	$	$
	[Note 7]
Revenues
Services	219,514	260,696	82,588	7,251	570,049
Equipment	24,614	8,292	9,378	312	42,596

	244,128	268,988	91,966	7,563	612,645
Cost of services	60,799	52,178	68,629	3,515	185,121
Cost of equipment	29,260	16,905	12,458	429	59,052
Selling, general and administrative expenses	68,870	60,953	46,894	8,403	185,120

Operating income (loss)before depreciation and amortization	85,199	138,952	(36,015)	(4,784)	183,352
Depreciation and amortization	52,202	55,027	30,480	1,385	139,094

Operating income (loss)	32,997	83,925	(66,495)	(6,169)	44,258

Acquisition of tangible fixed assets including unpaid acquisitions	68,745	91,637	47,466	—	207,848

Tangible assets, goodwill and licenses as at September 30, 2002 and December 31, 2001	450,496	537,739	483,604	17	1,471,856

Total assets of continuing operations as at September 30, 2002 and December 31, 2001	652,482	648,946	542,159	1,997	1,845,584